Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of December 30, 2016:

A. Interested Parties in the Company (as well as the President and Directors of the Company):

Holder		Name, Type and Series of the	Updated Amount of	Percent Held		Percent Held (fully diluted)
No.	Holder Name	Security	Securities	% Capital	% Voting	% Capital	% Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	98,988,000	50.63	50.63	50.19	50.19
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	85,000,000
4	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series L Debentures	81,000,000
5	Chaim Katzman	Ordinary Shares	60,000	0.03	0.03	0.03	0.03
6	Dor J.Segal	Ordinary Shares	770,000	0.39	0.39	0.39	0.39
7	Rachel Lavine	Ordinary Shares	27,042	0.01	0.01	0.49	0.49
8	Rachel Lavine	Unregistered Options	717,770
9	Rachel Lavine	RSU	34,086
10	Rachel Lavine	PSU	195,870
11	Haim Ben-Dor	Ordinary Shares	74,933	0.04	0.04	0.04	0.04
12	Haim Ben-Dor	Series D Debentures	850,000
13	Haim Ben-Dor	Series K Debentures	2,670,135
14	Haim Ben-Dor	Series L Debentures	503,000
15	Yair Orgler	Series K Debentures	250,000
16	Yair Orgler	Series L Debentures	500,000
17	Ronnie Bar-On	Series J Debentures	38,000
18	Mawer Investment Management ltd	Ordinary Shares	1,575,985	0.81	0.81	0.80	0.80
19	Mawer Investment Management ltd	Ordinary Shares	11,413,232	5.84	5.84	5.79	5.79

B. Officers in the Company (other than the President)

Holder		Name, Type and Series of the	Updated Amount of	Percent Held		Percent Held (Fully Diluted)
No.	Holder Name	Security	Securities	% Capital	% Voting	% Capital	% Voting
20	Adi Jemini	Ordinary Shares	7,241	0.00	0.00	0.14	0.14
21	Adi Jemini	Unregistered Options	199,669
22	Adi Jemini	RSU	9,482
23	Adi Jemini	PSU	54,488
24	Liad Barzilai	Ordinary Shares	6,451	0.00	0.00	0.11	0.11
25	Liad Barzilai	Unregistered Options	159,554
26	Liad Barzilai	RSU	7,903
27	Liad Barzilai	PSU	38,836
28	Rami Vaisenberger	Ordinary Shares	8,029	0.00	0.00	0.04	0.04
29	Rami Vaisenberger	Unregistered Options	57,351
30	Revital Kahlon	Ordinary Shares	1,732	0.00	0.00	0.00	0.00
31	Revital Kahlon	Unregistered Options	6,185

Changes in holdings during Quarter Ended September 30, 2016

Norstar Holdings Inc.

Holder Number: 2

Registration Number: 44528798375

Type of Holder: Interested Party

Citizenship/Country of Registration or Incorporation: Panama

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No

Name and Type of Security: Ordinary Shares

Previous Balance: 98,890,000

Change in number of Securities: + 98,000

Name of the Holder: Mawer Investment Management Ltd. (in role as investment manager)

Holder Number: 18

Registration Number: 2010376289

Type of Holder: Interested Party

Citizenship/Country of Registration or Incorporation: Canadian Corporation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Name and Type of Security: Ordinary Shares

Previous Balance: 1,663,622

Change in the number of securities: -87,637

Name of the Holder: Mawer Investment Management Ltd. (held for companies managing funds for joint investments in trust)

Holder Number: 19

Type of Holder: Interested Party

Registration Number: 2010376289
Citizenship/Country of Registration or Incorporation: Canadian Corporation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Name and Type of Security: Ordinary Shares

Previous Balance: 11,041,900

Change in the number of securities: +371,332

Name: Liad Barzilai

Type of Holder: CIO

Holder Number: 24

Citizenship/Country of Registration or Incorporation: Israel

Name and Type of Security: Ordinary Shares

Previous Balance: 2,500

Change in number of Securities: + 3,951

Name: Liad Barzilai

Type of Holder: CIO

Holder Number: 26

Citizenship/Country of Registration or Incorporation: Israel

Name and Type of Security: Restricted Share Units

Previous Balance: 11,854

Change in number of Securities: - 3,951

Comments

As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc. is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Has the control of the Company been transferred during the period covered by this report? No.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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